

July 25, 2012

VIA E-Mail
Ms. B. Mechelle Lafon
Chief Financial Officer
Apartment Trust Of America, Inc.
4901 Dickens Road, Suite 101
Richmond, Virginia 23230

> **Re: Apartment Trust Of America, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on March 30, 2012**
> **File No. 000-52612**

Dear Ms. B. Mechelle Lafon:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, pages 56 – 61

1.   We note that you believe you will continue to achieve revenue growth through increasing rental rates on existing and new residents.   In future filings please disclose your average rental rate for all periods presented and provide a comparison analysis of the renewal rental rates to the expired rent rates.

Liquidity and Capital Resources, pages 61 – 67

2.   We note that you have contractual obligations of approximately $20 million due in less than a year.   You also indicate that cash needs for purposes other than acquisitions will be met from operations, borrowings and the net proceeds from your follow-on offering. Given that that the follow-on offering has been terminated, in future filings please provide a more expansive discussion of your plans for meeting your contractual obligations and to the extent that earnings are insufficient to cover these contractual obligations, please discuss the sources of funding to cover any shortfalls such as available capacity within a line of credit.

Item 9A. Controls and Procedures, page 72

3.   In future filings, pursuant to Item 308(a)(2) of Regulation S-K, please provide a statement identifying the framework used by management to evaluate the effectiveness of the internal control over financial reporting.   Framework should be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment. Reference Release No. 33-8238: "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports".

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page 76

4.   We note that the date of the report does not match the date disclosed within the consent filed as Exhibit 23.2.   Please clarify and/or amend accordingly.

Note 7 – Commitments and Contingencies

Litigation, pages 94 – 95

5.   We note you have not accrued any amount for the possible outcome of the Fairfax and Cook County Action because you do not believe that a material loss is probable or estimable at this time.   We also note that at some point within these proceedings, a settlement agreement was reached, but failed to come to fruition because various conditions were not satisfied.   Given this fact, please explain why you believe a loss is not probable or estimable.   In addition, please clarify if there is at least a reasonable possibility that a loss may be incurred as a result of these proceedings.   If so, please disclose an estimate or range of possible loss or include a statement that such an estimate cannot be made. Reference is made to paragraph 450-20-50-4 of the Financial Accounting Standards Codification.   Given that this litigation has been sufficiently far

along to result in a failed settlement agreement, it appears that a range would have been estimable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief